Prospectus Supplement No. 2 (to Prospectus dated July 16, 2007)	Filed pursuant to Rule 424(b)(7) Registration No. 333-144606

6,314,518 Shares

Pennsylvania Real Estate Investment Trust

Common Shares of Beneficial Interest

Issuable upon Exchange of PREIT Associates, L.P.

4.00% Exchangeable Senior Notes due 2012

This prospectus supplement no. 2 supplements the prospectus dated July 16, 2007, as previously supplemented, that is included within the registration statement filed with the Securities and Exchange Commission on July 16, 2007 relating to the resale from time to time by certain selling shareholders of the common shares of beneficial interest that we may issue under certain circumstances upon the exchange or redemption of the 4.00% Exchangeable Senior Notes due 2012 issued by our operating partnership, PREIT Associates, L.P.

This prospectus supplement should be read in conjunction with and accompanied by, and is qualified by reference to, the prospectus, except to the extent that the information in this prospectus supplement supersedes any information contained in the prospectus. Additional selling shareholders may be named in future additional prospectus supplements.

The inclusion of the common shares listed in this prospectus supplement does not necessarily mean that any of the selling shareholders will exchange their notes for our common shares, that upon any exchange or redemption of the notes we will elect, in our sole and absolute discretion, to exchange or redeem some or all of the notes for our common shares rather than cash, or that any of our common shares received upon exchange or redemption of the notes will be offered or sold by the selling shareholders.

We will receive no proceeds from any issuance of our common shares to the selling shareholders or from any sale of such shares by the selling shareholders, but we have agreed to pay certain registration expenses relating to such common shares. The selling shareholders from time to time may offer and sell the shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale, as described in more detail in the prospectus.

The information appearing in the table below should be considered in addition to the information appearing under the heading “Selling Shareholders” in the prospectus as previously supplemented. The information is based solely on information provided to us by or on behalf of the selling shareholders on or prior to October 1, 2007 in Selling Security Holder Notices and Questionnaires.

The selling shareholders listed below, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus supplement and the prospectus any or all of the common shares which we may issue upon the exchange or redemption of the notes.

The number of common shares issuable upon the exchange or redemption of the notes that is shown in the table below assumes exchange of the full amount of notes held by each selling shareholder at the maximum exchange rate of 21.9635 common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share. This exchange rate is subject to adjustment in certain events. Accordingly, the number of common shares issued upon the exchange or redemption of the notes may increase or decrease from time to time. The number of common shares owned by the other selling shareholders or any future transferee from any such holder assumes that they do not beneficially own any common shares other than the common shares that we may issue to them upon the exchange or redemption of the notes. In addition, since the date on which they provided the information regarding their notes, the selling shareholders listed below might have sold, transferred or otherwise disposed of all or a portion of their notes or common shares in transactions exempt from the registration requirements of the Securities Act.

Based upon information provided by the selling shareholders, neither the selling shareholder set forth below nor any of its affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

To the extent any of the selling shareholders identified below are broker-dealers, they may be deemed to be, under interpretations of the staff of the SEC, “underwriters” within the meaning of the Securities Act. To our knowledge, except as described below, the selling shareholders have sole voting and investment power with respect to all of the common shares shown as beneficially owned by them.

Name	Number of Shares Beneficially Owned Prior to the Offering	Percentage of Shares Beneficially Owned Prior to the Offering (1)	Number of Shares Offered Hereby	Number of Shares Beneficially Owned After the Offering (2)	Percentage of Shares Beneficially Owned After the Offering (1) (2)
Akanthos Arbitrage Master Fund, L.P.	219,635	*	219,635	—	*
TOTAL	219,635	*	219,635	—	*

*	Less than 1%

(1)	Based on a total of 38,732,394 common shares outstanding as of August 1, 2007.

(2)	Assumes the selling shareholder sells all of its common shares offered pursuant to this prospectus supplement and the prospectus.

(3)	The general partner of Akanthos Arbitrage Master Fund, L.P. is Akanthos Capital Management, LLC. Akanthos Capital Management, LLC has voting and investment power with respect to securities owned by Akanthos Arbitrage Master Fund, L.P. The managing member of Akanthos Capital Management, LLC is Michael Kao.

Information about the selling shareholders may change over time. Any changed information given to us by the selling shareholders will be set forth in additional prospectus supplements if and when necessary.

You should consider the risks that we have described in “Risk Factors” in the prospectus and included in our periodic reports and other information that we file with the Securities and Exchange Commission before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 2, 2007.

3